As filed with the Securities and Exchange Commission on February 12, 2004




                                                     Registration No. 333-109027

--------------------------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                               AMENDMENT No. 2 to

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                   ----------

                           ORTEC INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                              11-3068704
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.)

             3960 Broadway, New York, New York 10032 (212) 740-6999
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Steven Katz, Ph.D.
                                    Chairman
                            Ortec International, Inc.
                                  3960 Broadway
                            New York, New York 10032
                                 (212) 740-6999
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------
                                    Copy to:

                            Gabriel Kaszovitz, Esq.
                       Feder, Kaszovitz, Isaacson, Weber,
                            Skala, Bass & Rhine LLP
                              750 Lexington Avenue
                         New York, New York 10022-1200
                                 (212) 888-8200
                              Fax: (212) 888-7776

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]

CALCULATION OF REGISTRATION FEE


======================================================================================
                                           Proposed        Proposed
                                           Maximum         Maximum
Title of Each Class of                     Offering        Aggregate        Amount of
   Securities To Be      Amount to be      Price Per       Offering       Registration
      Registered          Registered       Unit (1)        Price(1)            Fee
--------------------------------------------------------------------------------------
Common Stock, par         15,181,518
value $.001 per share      Shares(2)      $1.375(3)(a)  $16,543,337(3)(a)    $1,459
                                          $4.00(3)(b)   $ 8,273,844(3)(b)    $  670
Class E Warrants           3,000,000          --              --                --
======================================================================================


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c).


(2) Such 15,181,518 shares includes (a) 6,000,000 shares offered for sale by the registrant, (b) 3,000,000 shares underlying the 3,000,000
     Class E Warrants, also offered for sale by the registrant, (c) 4,242,058 shares issuable upon conversion of currently outstanding Series B, Series C and Series D Convertible Preferred Stock and (d) 1,939,460 shares issuable upon exercise of warrants currently outstanding.

(3) (a) Pursuant to Rule 457(c), represents the average of the high and low sales prices of our common stock as to 13,113,057 shares as reported on the Over the Counter Bulletin Board for September 17, 2003 and (b) as to the balance of 2,068,461 shares at the maximum offering price.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE HAVE FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION AND WE MAY NOT SELL THESE SECURITIES UNTIL IT BECOMES EFFECTIVE. WE ARE NOT OFFERING TO SELL, OR SOLICITING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED __________, 2004

PROSPECTUS


                       15,181,518 Shares of Common Stock

            3,000,000 Class E Redeemable Common Stock Purchase Warrants


                            ORTEC INTERNATIONAL, INC.




          The shares offered pursuant to this prospectus include (a) 6,000,000 shares of common stock and 3,000,000 Class E Preferred Common Stock Purchase Warrants offered by Ortec for its own account, (b) the 3,000,000 shares of common stock underlying such 3,000,000 Class E Warrants and (c) the balance of 6,181,518 shares that may be sold from time to time by the Selling Stockholders listed under the caption "Selling Stockholders":

          The 6,000,000 shares and the 3,000,000 Class E Warrants will be offered on behalf of Ortec by Burnham Hill Partners, a division of Pali Capital, Inc. (or BHP), as placement agent, in units each consisting of two detachable
shares of common stock and one detachable warrant, at a price of $    per unit.
The Class E Warrants expire in 5 years and each is exercisable to purchase one
share of common stock at a price of $     . The Class E Warrants are redeemable
by Ortec in certain circumstances. See "Description of Securities - Class E Warrants".

          Our offering of 6,000,000 shares and 3,000,000 Class E Warrants is on a best efforts only basis. We will retain all proceeds received from our sale of such 6,000,000 shares and 3,000,000 Class E Warrants regardless of the number of such shares and warrants we sell. We have agreed to pay BHP a commission of $_________ for each unit (two shares and one warrant) sold and grant BHP 5 year warrants exercisable at $_______ [$2-4] per share to purchase so many shares of our common stock equal to 10% of the number of the 6,000,000 shares we are offering which are actually sold. Our engagement of BHP expires in 90 days unless extended by mutual agreement. See "Plan of Distribution."

          6,181,518 shares are being registered to permit the Selling Stockholders to sell those shares from time to time in the public securities market. The Selling Stockholders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price. See "Plan of Distribution".

          We will amend this prospectus (by filing a post-effective amendment to the registration statement of which this prospectus is a part) to inform you of any fundamental change to the information in this prospectus. Our common stock is traded on the Over the Counter Bulletin Board under the symbol "ORTN". On _______, 2004, the last reported sale price of our common stock on the Over the Counter Bulletin Board was $______ per share. There is no trading market for the Class E Warrants or the units.


                                   ----------

          INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 3.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

                                   ----------

              The date of this Prospectus is ______________, 2004.

          You should rely only on the information contained or incorporated in this prospectus. We and the Selling Stockholders have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus. We and the Selling Stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sale are permitted. The information contained or incorporated in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus and in documents incorporated in this prospectus, references to the "Company," "Ortec," "we," "us" and "our" refer to Ortec International, Inc. and its wholly owned subsidiary, OrCel LLC.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Disclosure Regarding Forward-Looking Statements................................3
Risk Factors...................................................................3
Use of Proceeds...............................................................16
Reverse Stock Split...........................................................17
Recent Sales of Our Securities................................................17
Selling Stockholders..........................................................20
Plan of Distribution..........................................................24
Description of Securities.....................................................26
Legal Matters.................................................................43
Experts.......................................................................43
Information With Respect to Ortec International, Inc..........................43
Where You Can Find More Information...........................................44
Information Incorporated by Reference.........................................45
SEC Position on Indemnification for Securities Act Liabilities................46

                 DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

          This prospectus includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included or incorporated in this prospectus regarding the potential market revenues from the sale of our OrCel product, the number of patients with medical conditions who can be treated with OrCel, the clinical trials for OrCel, future approvals by the United States Food and Drug Administration (the "FDA") and other plans and objectives for the future and assumptions and predictions about future supply, manufacturing, costs and sales and future financing we may secure are all forward looking statements. When we use words like "intend," "anticipate," "believe," "assume," "estimate," "plan" or "expect," we are making forward looking statements. We believe that the assumptions and expectations reflected in such forward looking statements are reasonable, based on information available to us on the date of this prospectus, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" elsewhere in this prospectus. You should understand that forward looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                  RISK FACTORS


          We Do Not Have Sufficient Funds to Bring Our Product to Market for Use by Large Patient Populations. Unless We Secure Additional Financing We Will Not be Able to Continue to Operate Our Business.

          We anticipate that the proceeds we received in 2002 and in 2003 from our private placement sales of shares of our Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, and loans we received in October, November and December 2003, and January 2004 payable June 30, 2004, aggregating $3,790,000, will be sufficient to meet our cash requirements through approximately February 28, 2004, assuming that we will not incur unexpected costs. All but a few of the lenders were among purchasers of our Series C Convertible Preferred Stock. We are currently consuming cash at the rate of $800,000 per month. This amount fluctuates however, depending, among other things, on whether we are incurring expenses from services provided by third party suppliers in connection with a clinical trial and what payments we have to make on our outstanding debt. We will need to secure additional financing for the approximately $800,000 of cash we are currently consuming per month and an additional $3,790,000 for repayment of the $3,790,000 recently borrowed by us.

          We may not be able to secure any financing nor may we be able to reach the larger patient population markets of persons with venous stasis ulcers and diabetic foot ulcers, with funds that we may be able to raise. Venous stasis ulcers are open lesions on the legs which result from the poor circulation of blood returning from the legs to the heart.

We are also likely to continue to encounter difficulties which are common to development stage companies, including unanticipated costs relating to development, delays in the testing of products, regulatory approval and compliance and competition. We hope to obtain additional funds through collaborative arrangements with a pharmaceutical sales company and through the sale of our securities to the public and through private placements, debt financing or short-term loans. We have not yet entered into any collaborative arrangements with pharmaceutical sales organizations.

          Our capital funding requirements depend on numerous factors, including:

          o the progress and magnitude of our research and development programs;

          o the time involved in obtaining regulatory approvals for the commercial sale of our OrCel product in its cryo-preserved form to treat venous stasis ulcers and, later, diabetic foot ulcers;

          o    the costs involved in filing and maintaining patent claims;

          o    technological advances;

          o    competitive and market conditions;

          o    our ability to establish and maintain collaborative arrangements;

          o the successful implementation of an agreement we have entered into with Cambrex Bio Science Walkersville, Inc. for manufacturing of our OrCel product in its cryo-preserved form; and

          o the cost and effectiveness of commercialization activities and arrangements.

          Unless we obtain additional financing we will not be able to continue to operate our business. We have no current commitments from any persons that they will provide any additional financing.

          Because of Our History of Ongoing Losses and Because We May Never Generate a Profit and Our Lack of Cash or Other Current Assets, We have Received an Opinion From Our Auditors that There is Substantial Doubt About Our Ability to Continue as a Going Concern.

          Since our organization in 1991 we have sustained losses each year because, among other reasons, we have had very limited sales of our product. In the years ended December 31, 2001, and December 31, 2002 and for the nine month period ended September 30, 2003 our losses applicable to common stockholders were $15,885,377, $21,578,021 and $16,813,605, respectively. For these reasons and because at December 31, 2002 our current liabilities exceeded our current assets by $17,787,545, and our total liabilities exceeded our total assets by $15,801,132, our auditors advised us that these factors, among others, raise substantial doubt about our ability to continue as a going concern. As of September 30, 2003, our unaudited financial statement showed that our current liabilities exceeded our current assets by $21,307,427 and our total liabilities exceeded our total assets by $20,355,153, so that such substantial doubt about our ability to continue as a going concern has not been abated at the end of September 2003. Unless we obtain additional financing we will not be able to continue as a going concern.

          We Have Accumulated Obligations that We are Required, but are Unable, to Pay Currently. This Also Raises Doubt as to Our Ability to Continue as a Going Concern.


          As of September 30, 2003, payment of approximately $3,200,000 of the approximately $3,490,000 we owed to our trade creditors was past due. We paid $886,000 of such past due obligations in the last three months of 2003. We have entered into agreements with creditors to whom we owe an aggregate of $1,611,000 to pay $1,091,000 in 2004, $505,000 in 2005 and $15,000 in
2006. We have no agreements regarding payment of the remainder of $993,000.

          Litigation has been instituted against us by one of those trade creditors claiming $2,457,875. We have denied that we owe more than $206,646 of that amount, plus an additional $406,414 if that creditor can establish additional work it did for us. The trial is scheduled to be held in February 2004.

          While we have arranged for payment of some of our obligations over a period of time, and have to make other payments of past due obligations to our current and ongoing suppliers, our ability to make payments we have agreed to pay and to insure continued receipt of needed supplies, and to continue reducing our past due obligations, will depend on our ability to secure needed financing.

          Unless We Secure FDA Clearance for the Sale of OrCel to Treat Venous Stasis Ulcers We Will Not be Able to Continue to Operate Our Business.

          Pursuant to the Federal Food Drug and Cosmetic Act and regulations promulgated thereunder, the FDA regulates the manufacture, distribution and promotion of medical devices in the United States. OrCel is considered by the FDA to be a medical device and is therefore regulated by the FDA. We must receive pre-market clearance from the FDA for any commercial sale of our product. Before receiving such clearance we must provide proof in human clinical trials of the safety and efficacy of OrCel. Pre-market clearance is a lengthy and expensive process.

          We have completed the treatment and follow-up of 136 patients in the pivotal clinical trial of the use of OrCel in its cryo-preserved form for the treatment of venous stasis ulcers. We have also collected the clinical data of treatment and patient follow up from all the 19 sites that participated in the study. As of the date of this prospectus we are analyzing the clinical data of patient treatment and follow-up and preparing a report of the results of this pivotal clinical trial for submission to the FDA. We expect to complete submission of our report and the supporting clinical data as to the efficacy and safety of OrCel in its cryo-preserved form for the treatment of venous stasis ulcers, in the second week of February 2004. After the FDA staff completes its review of our report (including our responses to questions the staff asks), the FDA's staff may submit a report of the results of the trial to an advisory medical panel consisting of experts in the treatment of the medical condition which the studied medical device is intended to treat. The panel submits its advice as to the efficacy and safety of the device to the FDA official who is the Director of the FDA Division to which our original protocol and the results of the pivotal trial were originally submitted. If no advisory panel is required the FDA staff reviewers submit their recommendation directly to the Division Director. The FDA Division Director is the FDA official who determines whether or not to clear the medical device for commercial sale for treatment of that medical condition. We may appeal a Division Director's negative determination through appeal levels within the FDA, up to the Commissioner of the FDA. We may not obtain FDA clearance for the commercial sale of the cryopreserved form of OrCel for the treatment of venous stasis ulcers and later for diabetic foot ulcers. If we do not obtain FDA clearance for the sale of OrCel in its cryopreserved form for the treatment of venous stasis ulcers we do not believe that we can continue our business operations.



          Unless We Later Secure FDA Clearance for the Sale of OrCel in its Cryopreserved Form to Treat Diabetic Foot Ulcers our Sales of OrCel Will be More Limited and Thereby Limit our Ability to Earn Profits.

          Although we have completed an FDA cleared pilot clinical trial for the use of the fresh form of OrCel for the treatment of diabetic foot ulcers, we do not have the funds available to conduct a pivotal clinical trial for the use of OrCel in its cryo-preserved form for the treatment of diabetic foot ulcers. The cryo-preserved form of OrCel has a shelf life of approximately six months as opposed to only approximately three days for the fresh form of OrCel. We will not begin the FDA clearance process for a pivotal trial for cryo-preserved OrCel for the treatment of diabetic foot ulcers until we believe that we can secure financing for the conduct of that trial.

          Although we have already received FDA clearance for the commercial sale of the fresh version of OrCel for the treatment of donor site skin wounds and the treatment of recessive dystrophic epidermolysis bullosa during reconstructive hand surgery, due to our limited resources we decided to discontinue the sale of the fresh version of OrCel preferring to sell the cryo-preserved form of OrCel when permitted by the FDA. A donor site skin wound is created in an area of a patient's body from which the patient's skin was taken to cover a wound at another part of such patient's body. Recessive dystrophic epidermolysis bullosa is a condition in which a newborn infant's skin constantly blisters and can peel off at the slightest touch and leave painful ulcerations and permanent scarring resulting in deformity of the hands and feet.


          Based on published information we believe that the use of OrCel for the treatment of patients suffering from venous stasis ulcers, and of patients suffering from diabetic foot ulcers, each represents a significantly larger potential market than the use of OrCel for the treatment of donor site wounds. Published reports and studies indicate that the epidermolysis bullosa patient population is a small one. If we are unable to later obtain FDA clearance for the sale of cryopreserved OrCel for the treatment of diabetic foot ulcers, and to a lesser extent for the treatment of donor site wounds, our sales of OrCel will be more limited and thereby limit our ability to earn profits.


          Because OrCel is Our Only Product, Our Failure to Sell OrCel on a Profitable Basis Will Limit Our Ability to Continue Our Operations.

          To date OrCel is the only product that we have developed. In the event we fail to develop additional products, or if the FDA does not grant us approval to use OrCel for the treatment of venous stasis ulcers and later diabetic foot ulcers, or if OrCel is not favorably received by the medical community or it becomes obsolete, we will be unable to become profitable and we may be required to discontinue our operations.


          We May Lose Our U.S. Patents, Patent Applications and Trademarks Because of Security Interests We Have Granted in Them.


          In August 2001 we entered into agreements with Paul Capital Royalty Acquisition Fund, L.P. pursuant to which we agreed in consideration of Paul Capital paying us $10,000,000, to pay to Paul Capital 3 1/3% of the end user sales prices paid for our OrCel product in the United

States, Canada and Mexico through the period ending in 2011. Such percentage interest in our revenues in those three countries may be adjusted upward or downward based on the volume of sales to end users of OrCel in those three countries. As security for the performance of our obligations to Paul Capital, we have granted Paul Capital a security interest in all of our U.S. patents, patent applications and trademarks. Our agreement with Paul Capital provides that in certain events Paul Capital may, at its option, compel us to repurchase the interest in our revenues that we sold to Paul Capital for an amount that would yield cash flows to Paul Capital yielding a 30% per annum internal rate of return on its $10,000,000 investment. Among the events that would entitle Paul Capital to compel us to repurchase its interest in our revenues at that price is if we are insolvent or if we are unable to pay our debts as they become due. Our agreement with Paul Capital provides that in determining such insolvency any amount we owe to Paul Capital is excluded in calculating our net worth (or negative net worth). As defined in our agreement with Paul Capital we are currently insolvent. In addition, although we are currently trying to manage our debt we are not paying our debts as they become due. Although Paul Capital has had the right for well over a year to compel us to repurchase its interest in our revenues at the price provided in our agreement, Paul Capital has so far not exercised that right. If Paul Capital does exercise its right to compel us to repurchase its interest in our revenues we would be unable to pay the purchase price and Paul Capital could foreclose its security interest in our U.S. patents, patent applications and trademarks and in such event we will have to discontinue our business operations.



          We are Subject to Extensive Governmental Regulation Which Increases the Costs of Manufacturing Our Product and Will Thereby Negatively Impact Our Ability to Earn Profits.

          Our business is subject to extensive regulation principally by the Food and Drug Administration in the United States and corresponding foreign regulatory agencies in each country in which we intend to sell our product. These regulations affect:

          o    Product marketing clearances or approvals;

          o    Product standards;

          o    Packaging requirements;

          o    Design requirements;

          o Manufacturing and quality assurance, including compliance by the manufacturing facility with good manufacturing process requirements, record keeping, reporting and product testing standards;

          o    Labeling;

          o Periodic FDA inspections of the facility in which OrCel will be manufactured;

          o    Import and export restrictions; and

          o    Tariffs and other tax requirements.

          Our need to comply with these regulatory requirements will increase the cost of manufacturing our OrCel product and negatively impact our ability to earn profits.

          The Medical Community May Not Accept Our Products Which Will Prevent Us from Selling our Products and Prevent us from Continuing Our Business.


          Market acceptance for OrCel will depend upon a number of factors, including:


          o The receipt and timing of FDA regulatory approvals for use of OrCel, in its cryo-preserved form, for the treatment of venous stasis ulcers and later for diabetic foot ulcers;

          o Acceptance by the medical community of OrCel for the treatment of the medical conditions that it is intended to treat, the demonstration of its safety and its cost effectiveness; and

          o Securing approval of third party payors, such as Medicare and insurance companies, for reimbursement for the cost of OrCel.

Unless we secure market acceptance for OrCel we will be unable to sell OrCel and as a result we will be unable to conduct any business.

          Our Potential Competitors Have Greater Financial, Sales and Marketing Resources Than We Do So That We May Have Difficulty in Competing Against Them.

          While there are many products available for treating skin wounds, we believe that the use of donor cells on a collagen sponge matrix is the most effective process for healing skin wounds. Therefore we consider only products using donor cells on a collagen sponge matrix would compete with OrCel. We previously considered Organogenesis, Inc. and Advanced Tissue

Sciences, Inc. to be our principal competitors because each of them was previously manufacturing and selling an FDA cleared product using donor cells on a collagen sponge matrix for the treatment, in the case of Organogensis' Apligraf, of both venous stasis and diabetic foot ulcers, and in the case of Advanced Tissue Sciences' Dermagraft for the treatment of diabetic foot ulcers. Advanced Tissue Sciences' Dermagraft was manufactured in a cryo-preserved form while Organogenesis' Apligraf was not. However, in 2002 both Organogenesis and Advanced Tissue Sciences filed for bankruptcy protection and, at least temporarily, discontinued the sale of their products. We believe that sales of Dermagraft and Apligraf have been resumed. We believe that sales of Apligraf are now being made directly by Organogenesis and that sales of Dermagraft are being made by Smith & Newphew, a major pharmaceutical company which, we believe, purchased Advance Tissue Science's interest in Dermagraft. Smith & Newphew is substantially larger than we are and has significantly greater resources than we have. In addition, the biomedical field is continually undergoing rapid and significant technological changes. Other companies may succeed in developing other products that are more effective than OrCel. If such new products are accepted by the medical community, or if those products receive FDA clearance for treatment of venous stasis and diabetic foot ulcers before OrCel does, or if other companies develop products that are more effective than OrCel, any such developments could impede our ability to continue our operations.


          We Rely on a Limited Number of Key Suppliers to Manufacture OrCel and Therefore Run the Risk of Delay in Securing Needed Materials from Other Suppliers.


          In October 2003 we entered into an  agreement with Cambrex Bio
Science Walkersville, Inc., a subsidiary of Cambrex Corporation, for Cambrex to manufacture OrCel in its cryo-preserved form in Cambrex's Walkersville, Maryland facilities. The Cambrex manufacturing facility is required to meet FDA's good manufacturing processes standards. Cambrex is experienced in the manufacture of cell-based medical products such as our OrCel.

          Our agreement with Cambrex requires us to pay Cambrex $1,200,000 a year for the use of a Cambrex production facility in Walkerville, Maryland. The annual payments we will make to Cambrex will increase to $2,100,000 per year if we require Cambrex to build us a larger production facility to meet our requirements for the production of OrCel. Such annual payments we are required to make will increase by a small percentage each year. Such annual payments include some services and overhead expenses provided and paid for by Cambrex. We are required to pay a portion of the cost of construction of that larger production facility. However, the amount we contribute to the construction of that larger facility will be repaid to us by credits against a portion of the future annual payments of $2,100,000 and of certain other payments we are required to make to Cambrex after the larger facility is in use. We are also required to pay specified hourly charges for the Cambrex employees engaged in the production of OrCel as well as certain other charges. After construction of the larger production facility we are required to acquire from Cambrex virtually all of our requirements for OrCel that Cambrex can produce. Prior to our election to have Cambrex construct the larger production facility for us, either we or Cambrex may terminate the agreement on six months notice by us and twelve months notice by Cambrex, except that such termination will not be effective prior to November 1, 2004. If we elect to have Cambrex construct the larger production facility for us the agreement will continue for six years after the larger production facility is constructed. However, even after such construction we and Cambrex may elect to scale down over the following three years the portion of our requirements for OrCel that Cambrex will produce for us. We may elect the scale down period at any time after one year after the larger production facility is constructed and in operation in which event there are additional payments we must make to Cambrex. Either Cambrex or we may elect the scale down period later than three years after that facility is in operation and neither of us will be required to make any additional payments to the other because of that election. If after the construction of the larger production facility, we breach a material term of our agreement with Cambrex, or elect to terminate the agreement, there are substantial payments we must make to Cambrex.

          The raw materials that we use to manufacture OrCel come from a limited number of key suppliers. We purchase bovine collagen sponges, a key component of OrCel, from one supplier who produces the sponges to our specifications. We have no written agreement with that supplier obligating it to supply sponges to us. While there are other manufacturers from whom we could purchase bovine collagen sponges, with one of whom we are discussing such supply arrangements, if we are required to secure another source for bovine collagen sponges we would encounter additional delay and expense in manufacturing OrCel. We also rely on a limited number of outside suppliers to supply other materials that we use in the manufacture and testing of OrCel. While there are other sources from whom we could purchase such other materials, as with bovine collagen sponges, if we are required to replace any or all of our suppliers we would encounter delay and expense in manufacturing OrCel.

          We Depend on Our Patents and Proprietary Technology Which May Not Provide Us With Sufficient Protection Against Technologies Used, or Which May be Used by Our Competitors.

          We have four United States patents, one European patent covering thirteen countries and nine patents in nine other countries, all already issued, and we also have one United States and eight international patent applications (filed under the Patent Cooperation Treaty) pending, for our technology and processes. Despite such patents our success will depend, in part, on our ability to maintain trade secret protection for our technology. One patent granted to us by the European Patent Office was challenged by Advanced Tissue Sciences after grant. We prevailed at the first level of hearings and Advanced Tissue Sciences has appealed that determination in our favor. That appeal is still pending. The validity and breadth of claims in medical technology patents involves complex legal and factual questions and, therefore, are highly uncertain. We do not know if any of our patents or any of our pending patent applications or any future patent application of ours that will issue as patents, will provide us with the scope of patent protection that will be enough to exclude competitors. We also do not know that any of our patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by us. We do not know if others have or will develop similar products, duplicate any of our products or design around any of our patents issued or that may be issued in the future. In addition, whether or not patents are issued to us, others may hold or receive patents which contain claims having a scope that covers aspects of our products or processes.


          Several of our competitors, including Advanced Tissue Sciences, Inc. and Organogenesis, Inc., have been granted patents relating to their particular skin technologies which also utilize donor cells on a collagen sponge matrix. To that extent they may be considered similar to our OrCel technology.


          We successfully defended challenges to our United States and European patents in the respective patent offices where those patents were issued. However, those successful defenses do not preclude future challenges in court. The dismissal of the challenge to our patent in Europe has been appealed. We do not know if any of the other patents issued to us will be challenged, invalidated or circumvented. Patents and patent applications in the United States may be subject to an interference proceeding brought by the U.S. Patent and Trademark Office, or to opposition proceedings initiated in a foreign patent office by third parties. We might incur significant costs defending such proceedings and we might not be successful.


          We May Be Subject to Product Liability Claims Which We Might Not Be Able to Pay Thereby Causing Us to Discontinue our Business.

          OrCel is designed to be used in the treatment of medical conditions and diseases where there is a high risk of serious medical complications, amputation of the leg or death. Although we have obtained product liability insurance coverage in the amount of $3,000,000, such insurance coverage may not be adequate to protect us against future product liability claims. In addition, the cost of obtaining product liability insurance in the future may prevent us from securing such insurance on terms acceptable to us, if at all. Furthermore there can be no assurance that we will avoid significant product liability claims and the attendant adverse publicity. Large product liability claims or other claims with respect to uninsured or underinsured liabilities could make it impossible for us to continue our business operations.

          If We Lose Our Key Employees We May Not be Able to Continue Our Business Operations.

          The management of our day-to-day operations is handled by Messrs. Ron Lipstein and Costa Papastephanou, two of our executive officers. The development and production of our product is managed by a wide array of scientific personnel, two of whom we consider to be key employees. Dr. Melvin Silberkang is our vice president for research and development. Mr. Steven Peltier coordinates and supervises our clinical and regulatory matters, primarily our clinical trials and our filings with the FDA. The loss of the services of Messrs. Lipstein, Papastephanou, Silberkang or Peltier could cause delays in our ongoing operations, and would have a material adverse effect on our business, results of operations and financial condition. Except for the termination of employment agreements we have entered into with Mr. Lipstein and with Messrs. Steve Katz and Alain Klapholz (the terms of which are described in the last Risk Factor in this prospectus) we do not have employment contracts with any of our key personnel nor any of our other employees nor do we carry key man insurance policies for any of our employees.

          The Delisting of Our Common Stock from the Nasdaq SmallCap Market May Create a Lack of Liquidity in the Trading of Our Common Stock Negatively Affecting a Seller's Ability to Find Purchasers for Our Common Stock.

          During the third quarter of 2002 our common stock was delisted from the Nasdaq SmallCap Market and we are now listed on the Over the Counter Bulletin Board. Such delisting may have created a lack of liquidity in the trading of our common stock which could negatively affect a seller's ability to find purchasers for our common stock. Such delisting may also make it difficult for us to raise the additional funds we need through equity financing.

          The Market Price of Our Common Stock May Also Be Highly Volatile Creating Greater Financial Risk for the Owners of Our Common Stock.

          The market price of our common stock has ranged from $1.31 to $158.10 during the past three years. Other factors that may affect the price of our common stock include:

          o    our ability to successfully market and sell our OrCel product,

          o    develop other products for sale,

          o our competitors' announcements concerning technological innovations,

          o    new commercial products or procedures,

          o    proposed government regulations,

          o developments or disputes relating to patents, trade secrets or proprietary rights,

          o the following substantial number of additional shares of our common stock we will have to issue:

               o an aggregate of 4,976,549 shares upon conversion of our outstanding Series B, Series C and Series D Convertible Preferred Stock;

              o an aggregate of 3,001,088 shares upon the exercise of warrants to purchase shares of our common stock we granted to the purchasers of our Series B and Series C Convertible Preferred Stock and to the placement agent who arranged such financings;

               o an aggregate of 1,708,599 shares upon exercise of options we have granted, to our employees, and particularly to our executive officers, our directors and to consultants and vendors;

               o if we sell all or any of the 6,000,000 shares we are offering for sale, and upon the exercise of the warrants to purchase up to an additional 3,000,000 shares we included, together with such 6,000,000 shares, in the units offered by this prospectus.


          We May Have to Sell Additional Equity Securities in the Future Which Will Dilute the Portion of Ortec's Equity Owned by Our Current Stockholders and by the Purchasers of Our Common Stock and Our Class E Warrants Offered for Sale by this Prospectus.

          In the future we will probably have to sell even more shares of our common stock, or other securities convertible into or otherwise entitling the holder to purchase our common stock. In the future we will also issue additional options to purchase our common stock to our employees, possibly including our executive officers, and our directors, and possibly to consultants and vendors. We also intend to issue shares of our common stock to our executive officers. All such sales and issuances of our common stock, other equity securities and warrants and options to purchase our common stock, will dilute the portion of Ortec's equity owned by our current stockholders and by the purchasers of our common stock and the warrants offered for sale by this prospectus.

          The Price Protection Provisions of Most of Our Outstanding Warrants Might Prevent Increases in the Market Price of Our Common Stock.

          In 2002 and 2003 we granted to the purchasers of our Series B and Series C convertible preferred stock, and to the placement agent and to designees of the placement agent who arranged such preferred stock financings, warrants to purchase our common stock. Of those warrants granted to such persons, warrants to purchase the following number of shares of our common stock at the following exercise prices are currently outstanding:

               o    32,460 shares at $0.01 per share

               o    1,707,000 shares at $3.60 per share (the "Series C
                    Warrants")

               o    667,963 shares at $4.00 per share (the "Series B-1
                    Warrants")

               o    543,665 shares at $5.00 per share (the "Series B-2
                    Warrants")

               o    25,000 shares at $15.00 per share (also "Series B-1
                    Warrants")

               o    25,000 shares at $20.00 per share (also "Series B-2
                    Warrants")

The Series B-1 Warrants and the Series B-2 provide that if we sell shares of our common stock at prices below the exercise prices of those warrants, or issue other securities convertible into, or which entitle the holder to purchase, shares of our common stock, which could result in the sale of our common stock at a price which in effect (taking into consideration the price paid for the convertible security or the warrant or the option) is less than the exercise price of the warrant, the exercise price of the Series B-1 and/or the Series B-2 Warrants are reduced to the price at which the shares of our common stock were sold, or in the case of our sale of derivative securities, to the effective price at which our common stock could be acquired. The Series C Warrants also contain similar price protection provisions except that the exercise price of the Series C Warrants are only reduced by a portion of the difference between the exercise price and the lower price at which the common stock was, or effectively could be, acquired. That percentage by which the exercise price of the Series C Warrants could be reduced depends not only on the lower price at which our common stock was, or could be, acquired, but also by the ratio that the number of shares of our common stock that were, or could be, so acquired bears to the total number of shares of our common stock that would be outstanding after such sale of our common stock, or the conversion of securities convertible into, or the exercise of such warrants or options to purchase, our common stock. The Class E Warrants included in the units we are offering by this prospectus will contain price protection provisions similar to those contained in the Series C Warrants. The closing price for our common stock on February _____, 2004 was $________. Neither our sale of all or any of the 6,000,000 shares of our common stock and our 3,000,000 Class E Warrants offered for sale by us in this prospectus at the $___________ price per unit we are offering such units for sale, nor the warrants we will grant to the placement agent, will trigger the price protection provisions of the Series C, Series B-1 and Series B-2 warrants described above because all of the Series C, Series B-1 and Series B-2 warrants have provisions exempting our issuances of our securities in connection with our public offering of shares of our common stock and warrants or common stock we issue to a placement agent or its designees in connection with any sales of our securities, from those price protection provisions of the warrants.

Such price protection provisions in our Series B-1, Series B-2,

Series C and Class E Warrants could have the effect of limiting any significant increase in the market value of our common stock. However, the Series B-1, the Series B-2, the Series C and the Class E Warrants all have provisions that permit the holders who could acquire the majority of the shares of our common stock issuable upon exercise of all the warrants in that particular series, to waive the price protection provisions for that series. Pursuant to that provision the price protection provisions of the Series B-1 and of the Series B-2 Warrants were waived on two occasions in 2003. Once in February 2003 when we sold additional shares of our Series B preferred stock for $2,000,000, and again in May and July 2003 when we sold shares of our Series C preferred stock for $5,690,000. See "Recent Sales of Our Securities."

          Because We Do Not Intend to Pay Any Dividends on Our Common Stock, an Investor in Our Common Stock May Only Realize an Economic Gain From an Increase, if any, in the Market Price of Our Common Stock.

          We have never paid, and have no intentions in the foreseeable future to pay, any dividends on our common stock. Therefore, an investor who purchases our common stock in this offering, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.


          Concentration of Ownership of Our Common Stock by Our Management and Others and Termination of Employment Agreements We have Entered Into With our Executive and Other Officers Could Negatively Affect the Market Price of Our Common Stock Because They Discourage Open Market Purchases of Our Common Stock by Purchasers Who Might Seek to Secure Control of Ortec.


          Our officers and directors as a group own an aggregate of 96,098 shares of our common stock and have been granted options to purchase an additional 1,531,867 shares of our common stock. All of such options can be exercised immediately and are exercisable at prices ranging from $1.80 to over $10.00 per share. The closing price of our common stock on February _______, 2004 was $___________ and the following are the exercise prices of the options held by our officers and directors as a group:

          $1.80 for 510,000 shares
           2.00 for 98,462 shares
           2.10 for 74,000 shares
           3.00 for 8,350 shares
           3.50 for 420,000 shares
           3.60 for 320,400 shares
           4.10 for 7,500 shares
           6.00 and higher for 83,155 shares


The certificates of designations setting forth the terms of our Series B and Series C convertible preferred stock, and the terms of the Series B-1, B-2 and C warrants held by the purchasers of our Series B and Series C preferred stock, permit us to issue to our officers, directors and employees up to 1,800,000 shares of our common stock without triggering the price protection provisions of the Series B-1, B-2 or C warrants or the anti-dilution provisions of the Series B or Series C preferred stock. Our Board of Directors has determined our executive officers and other employees to whom, and the conditions on which such 1,800,000 shares of common stock will be issued. 1,000,000 shares may be issued to Ron Lipstein, our chief executive officer, 340,000 shares may be issued to Dr. Steven Katz, the chairman of our board of directors, 220,000 shares to Mr. Costa Papastephanou, our president, and the remaining 240,000 to four other employees, none of whom are executive officers of Ortec. The issuance of different portions of such 1,800,000 shares is contingent on our achieving certain performance milestones. In the case of the 1,340,000 shares designated for Messrs. Lipstein and Katz issuance is contingent on our securing additional funds in any combination of sale of our equity securities, borrowing or from licensing fees. If we sell the 6,000,000 shares of our common stock and the 3,000,000 Class E Warrants we are offering and receive gross proceeds of not less than $11,210,000 from such sales, we will issue the 1,340,000 shares to Messrs. Lipstein and Katz. Our issuance of different portions of the 220,000 shares our directors have designated for issuance to Mr. Papastephanou and different portions of the 240,000 shares designated for issuance to four other employees is contingent on our progress in our clinical trials, reducing our cost of manufacturing OrCel, product development and achieving gross profit margins from the commercial sale of OrCel. Our executive officers and other employees receiving all or any portion of such 1,800,000 shares are not allowed to sell any of those shares until the beginning of 2007.

         If our executive officers and directors exercised all their options and purchased an aggregate of 1,531,867 shares of our common stock and if we issued to Messrs. Lipstein, Katz and Papastephanou all of the 1,560,000 shares our directors have designated for issuance to them if the contingencies referred to above were achieved, our officers and directors would own 37% of our outstanding common stock. Such concentration of ownership would probably insure our management's continued control of Ortec.

          In addition, certain combinations of investors who purchased our Class B and Class C convertible preferred stock and in connection therewith were granted warrants to purchase our common stock, would, if they converted the Series C preferred stock owned by them and if they exercised all of the Series B-1, Series B-2 and Series C Warrants owned by them, would own in aggregate more than 50% of our outstanding common stock. Such concentration of ownership of our common stock could discourage persons from making open market purchases of our common stock for the purpose of securing a controlling interest in Ortec and thereby prevent increases in the market price of our common stock.


          We have entered into agreements with Messrs. Steven Katz and Ron Lipstein, two executive officers, and with one other employee, Mr. Alain Klapholz, who is not an executive officer, that provide for payments to them in the event that their employment is terminated by us, including "constructive termination" as defined in those agreements. We will pay to Messrs. Katz and Lipstein an amount equal to 2.99 times, and to Mr. Klapholz 1.99 times, the average annual compensation paid by us to such person in the five tax years prior to termination of his employment. The agreements also provide that in the event of such termination of employment, the expiration dates of all options and warrants which have been granted to such persons and which expire less than three years after such termination of employment, will be extended so that such options and warrants expire three years after such termination of employment. The agreements further provide that in the event of the death or disability of any of Messrs. Katz, Lipstein or Klapholz or the voluntary termination by either Messrs. Katz or Lipstein of their employment with us, we will pay to such person an amount equal to the compensation received by such officer from us in the previous 12 months.

          Such termination of employment agreements could also discourage persons from making open market purchases of our common stock for the purpose of securing a controlling interest in Ortec.

                                 USE OF PROCEEDS


          We will receive and retain net proceeds only from the sale of the 6,000,000 shares of our common stock and our Class E Warrants to purchase an additional 3,000,000 shares of our common stock, we are offering for sale.
If we receive gross proceeds of $12,000,000 from the sale of all such 6,000,000 shares and such warrants, we estimate that the net proceeds from the sale of such 6,000,000 shares and such warrants, after payment of placement fees and other expenses we incur in connection with the filing and preparation of the registration statement of which this prospectus is a part, will be approximately $11,000,000. Of such $11,000,000 we expect to use approximately $800,000 per month in the next twelve months to continue our operations to secure FDA clearance for the use of OrCel for the treatment of venous stasis ulcers, to make payments we are required to make to Cambrex Bio Science Walkersville, Inc. under our agreement with Cambrex for Cambrex to produce the cryopreserved form of OrCel in Cambrex's production facilities, to reduce the amount of our past-due obligations, for our continuing research and development activities (including further developing our manufacturing processes with a view to cost reduction) and for our general overhead and corporate expenses. The following lists our best estimates as to the purposes for which we will use such $11,000,000 net proceeds, including the approximately $800,000 in cash we expect to continue consuming each month for the next 12 months. Except for the compensation and benefits to be paid to our employees all of the following payments will be made to non-affiliated suppliers of goods and services.




          o    Compensation to our employees, including our executive officers,
               plus employee benefits.                                                         $3,000,000

          o    Minimum payments we will be required to make to Cambrex Bio Science
               Walkersville, Inc. under our agreement with Cambrex for Cambrex to manufacture OrCel, in its cryopreserved form, in their production
               facilities.                                                                      1,200,000

          o    Repayment of our past due obligations.                                           1,200,000

          o    Payments to manufacturers and for raw materials for developing production methods to increase, and reduce the per unit cost of, the production of OrCel units and their component parts (cells from
               infant foreskins, bovine serum and collagen sponges).                            1,000,000

          o    Finishing the development and constructing, and creating an inventory, of devices to be used by physicians and their staffs to thaw and rinse the cryopreservative from our OrCel product; to test the use of dry ice instead of liquid nitrogen to ship the
               cryopreserved version of OrCel and possibly to develop, test and
               produce a different version of OrCel to be used to treat diabetic                1,000,000
               foot ulcers.

          o    Initial raw material purchases and production costs, other than our monthly fixed payments to Cambrex, to manufacture OrCel in 2004 assuming FDA clearance for the sale of OrCel to treat venous stasis ulcers and also assuming that commercial sales can be made in the
               last quarter of 2004.                                                            1,200,000

          o    Initiating the pivotal clinical trial for the use of OrCel in its
               cryopreserved form for the treatment of diabetic foot ulcers.                      300,000

          o    Our working capital and general and corporate expenses.                            800,000

          o    Towards repayment of the $3,790,000 which we recently borrowed.                  1,300,000
                                                                                              -----------
                                                                                 Total:       $11,000,000

          We will not receive any proceeds from the sale by the Selling Stockholders of the shares of common stock pursuant to this prospectus which are already owned by them, or which are to be issued to them upon their conversion of shares of any of our convertible preferred stock or when they exercise any of the warrants we granted in equity financings in which we sold shares of our convertible preferred stock. Nor will we receive any proceeds from the sale of any of the shares of common stock we will issue upon exercise of the warrants included in the units we are offering for sale by this prospectus.

          Assuming that the Selling Stockholders exercise all of their warrants to purchase the shares of our common stock which they may resell pursuant to this prospectus, we will receive net proceeds from such exercise of approximately $7,700,000. Assuming the exercise of all the 3,000,000 warrants included in the units we are offering for sale, we will receive an additional $__________. We intend to use such proceeds from the exercise of warrants, if received, for the purposes described above to the extent we do not receive net proceeds of approximately $11,000,000 from our sale of 6,000,000 shares and 3,000,000 warrants. If we do receive net proceeds of approximately $11,000,000 from our sale of 6,000,000 shares and 3,000,000 warrants, we will use any proceeds received by us upon the exercise of any warrants for repayment of any outstanding balance of our past-due debts and the $3,790,000 which we recently borrowed and the balance, if any, for research and development for the use of OrCel for the treatment of other medical conditions and for other working capital and general corporate purposes.


                               REVERSE STOCK SPLIT

          We effected, as of 5 PM EDT on June 24, 2003, a reverse split of our common stock of one new share for each ten shares previously outstanding. All references we make in this prospectus to the number of shares of our common stock, the market prices of our common stock, the conversion prices of securities convertible into our common stock and the exercise prices of our outstanding warrants, are after giving effect to such one new share for ten old shares reverse split.

                         RECENT SALES OF OUR SECURITIES

          From the beginning of 2003 to the date of this prospectus we sold an aggregate of 948.333 shares of our Series C Convertible Preferred Stock for $6,000 per share, receiving gross proceeds of $5,690,000, and 200 shares of our Series B Convertible Preferred Stock for $10,000 per share, receiving gross proceeds of an additional $2,000,000. Beginning in May 2002 through the end of 2002 we sold our convertible notes, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, receiving gross proceeds of $8,178,000. The holders of all of our convertible notes and of our Series A Convertible Preferred Stock, exchanged such notes and interest accrued thereon and such Series A Convertible Preferred shares and dividends accrued thereon, for shares of our Series B Convertible Preferred Stock. In 2002 we issued a total of
938.2742 shares of our Series B Convertible Preferred Stock for cash and in exchange for such convertible notes, the interest accrued on such notes, for our outstanding Series A Convertible Preferred Stock and the dividends accrued on such Series A Convertible Preferred shares.

          In connection with our sale of our Series C Convertible Preferred Stock in May and July 2003, the holders of 1,088.2742 shares of our Series B Convertible Preferred Stock converted their shares into our common stock or exchanged their Series B Convertible Preferred Stock for shares of our newly created Series D Convertible Preferred Stock, leaving only 50 shares of our Series B Convertible Preferred Stock outstanding. 544.6581 Series B shares have been converted to 2,178,636 shares of our common stock. 482.8852 Series B shares have been exchanged for an equal number of our Series D shares. Such 482.8852 Series D shares are, as of the date of this prospectus, convertible into 1,931,540 shares of our common stock. The holders of 60.7309 Series B shares have elected to convert their shares but have not yet surrendered their Series B certificates. We assume that when those certificates are surrendered all such 60.7309 Series B shares will be converted into an aggregate of an additional 242,931 shares of our common stock and that none of such 60.7309 Series B shares will be exchanged for our Series D shares.


          When we sold shares of our Series B Convertible Preferred Stock (or exchanged them for our outstanding convertible notes and Series A Convertible Preferred Stock) in November and December 2002 and in February 2003, we granted warrants to purchase shares of our common stock to the purchasers and other acquirers of our Series B shares, and to the designees of the placement agent who arranged such Series B Convertible Preferred Stock financing for us. Some of those warrants which were exercisable at ten cents per share and some at one cent per share were, except for warrants to purchase 32,460 shares of our common stock, all exercised. Some were exercised using the "cashless exercise" provisions in the warrants. We also granted to the purchasers of our Series B shares Series B-1 Warrants to purchase an aggregate of 642,963 shares of our common stock (the "Series B-1 Warrants") and Series B-2 Warrants to purchase an aggregate of 568,665 shares of our common stock (the "Series B-2 Warrants"). The exercise price of the Series B-1 Warrants is $4.00 per share except for one warrant to purchase 25,000 shares which is exercisable at $15.00 per share. The exercise price of the Series B-2 Warrants is $5.00 per share except for one warrant to purchase 25,000 shares which is exercisable at $20.00 per share. We also granted Series B-1 Warrants to the designees of the placement agent who arranged the Series B financing to purchase an aggregate of 50,000 shares of our common stock which are exercisable at $4.00 per share.


          When we sold shares of our Series C Convertible Preferred Stock in May and July, 2003, we granted to the purchasers of our Series C shares warrants to purchase an aggregate of 1,707,000 shares of our common stock at an exercise price of $3.60 per share. At that time we also granted warrants to the designees of the placement agent who arranged such Series C financing for us, to purchase an aggregate of 149,520 shares of our common stock at an exercise price of one cent ($0.01) per share.

          The following summary lists all of our securities we have issued in the Series B and Series C financings described above which are still outstanding as of the date of this prospectus:


          o 4,261,933 shares of our common stock, including 242,931 shares of our common stock to be issued when certificates for 60.7309 shares of our Series B Convertible Preferred Stock which have been converted are delivered to us. Included among such 4,261,933 shares are those issued upon conversion of shares of our Series B Preferred Stock where the holders surrendered their certificates, shares issued as prepaid dividends on our Series B Preferred Stock and shares issued upon exercise of warrants (at $0.10 per share by purchasers of our Series B shares and at $0.01 per share by designees of the placement agent who arranged all these financings). The 4,261,933 share figure does not include upwards adjustments of one share for each shareholder entitled to a fraction of a share when we effected our one share for ten shares reverse split.

          o 50 shares of our Series B Convertible Preferred Stock (excluding shares which have been converted but for which certificates have not yet been delivered to us) convertible as of the date of this prospectus into not more than 200,000 shares of our common stock.

          o 948.333 shares of our Series C Convertible Preferred Stock convertible as of the date of this prospectus into not less than 2,845,000 shares of our common stock.

          o 482.8852 shares of our Series D Convertible Preferred Stock convertible into 1,931,549 shares of our common stock.

          o Warrants to purchase the following number of shares of our common stock at the following exercise prices:

               o    32,460 shares at $0.01 per share

               o    1,707,000 shares at $3.60 per share

               o    667,963 shares at $4.00 per share

               o    543,665 shares at $5.00 per share

               o    25,000 shares at $15.00 per share

               o    25,000 shares at $20.00 per share

                              SELLING STOCKHOLDERS


----------------------------------------------------------------------------------------------------------------------
                                                              Total Number     Total Number of        Percentage of
                                                              of Shares of    Shares of Common       Shares of Common
                                              Common Stock       Common        Stock Owned by         Stock Owned by
                                              Owned Prior     Stock to be    Selling Stockholder   Selling Stockholder
Name of Selling Stockholder                   to Offering    Registered(1)     After Offering         After Offering
----------------------------------------------------------------------------------------------------------------------
North Sound Legacy Fund LLC                       33,704          67,263(1)         32,242                  *
----------------------------------------------------------------------------------------------------------------------
North Sound Legacy Institutional Fund LLC        191,295         734,954(1)        178,141                 3.4
----------------------------------------------------------------------------------------------------------------------
North Sound Legacy International Fund Ltd.       220,112         727,016(1)        205,496                 3.9
----------------------------------------------------------------------------------------------------------------------
Paradigm Millenium Fund, L.P.                      8,983          39,999(1)          8,983                   *
----------------------------------------------------------------------------------------------------------------------
Sargon Capital International Fund Ltd.           461,621         723,076(1)        388,544                 7.4
----------------------------------------------------------------------------------------------------------------------
SDS Merchant Fund, L.P.                          445,591       1,716,924(1)        328,665                 6.3
----------------------------------------------------------------------------------------------------------------------
Bay Star Capital II, L.P.                              0         399,999(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Crestview Capital Fund I LP                            0          84,000(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Crestview Capital Offshore Fund, Inc.                  0          12,000(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Crestview Capital Fund II LP                           0         144,000(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Bristol Investment Fund, Ltd.                          0         399,999(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Bridges & Pipes LLC                                    0          80,001(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Michael S. Liss                                   10,600          32,001(1)         10,600                   *
----------------------------------------------------------------------------------------------------------------------
Robert W. Duggan                                       0         200,001(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Paul Scharfer                                          0         159,999(1)              0                   0
----------------------------------------------------------------------------------------------------------------------
Paul Capital Royalty Acquisition Fund, L.P.       73,077         323,077(2)              0                   0
----------------------------------------------------------------------------------------------------------------------
Jason Adelman                                    207,479         126,057(3)         81,422                 1.6
----------------------------------------------------------------------------------------------------------------------
Matthew Balk                                      33,039          25,442(3)         12,308                   *
----------------------------------------------------------------------------------------------------------------------
Robert Nathan                                      4,447           3,250(3)          1,197                   *
----------------------------------------------------------------------------------------------------------------------
Eric Singer                                            0          20,586(3)              0                   0
----------------------------------------------------------------------------------------------------------------------
Robert Hussey                                      4,473           7,163(3)          4,473                   *
----------------------------------------------------------------------------------------------------------------------
Stephen Barrett                                    4,711           4,711(3)              0                   0
----------------------------------------------------------------------------------------------------------------------
MLA Capital, Inc.                                      0         150,000(4)              2                   2
----------------------------------------------------------------------------------------------------------------------



*Less than 1%

          None of these Selling Stockholders is an affiliate of Ortec.

(1) Assumes the conversion by all of these Selling Stockholders of the shares of Series C preferred stock owned by them at a conversion price of $2.00 per share of common stock and exercise by all of these Selling Stockholders of the Series C, Series B-1 and Series B-2 Warrants owned by them at the exercise prices set forth in footnote (c) to the table below. See "Description of Securities".

     The total number of shares of common stock listed registered for each of these Selling Stockholders consists of the following.

---------------------------------------------------------------------------------------------------------------------
                                                 Issuable on                    Issuable Upon    Issuable on Exercise
                                                Conversion of       Shares      Conversion of     of Series C, Series
                                             Series C Preferred    Already         Series D       B-1 and Series B-2
Name of Selling Stockholder                       Stock(a)        Issued (b)   Preferred Stock        Warrants(c)
---------------------------------------------------------------------------------------------------------------------
North Sound Legacy Fund LLC                         38,001            1,462          4,000               23,800
---------------------------------------------------------------------------------------------------------------------
North Sound Legacy Institutional Fund LLC          423,000           13,154         36,000              262,800
---------------------------------------------------------------------------------------------------------------------
North Sound Legacy International Fund Ltd.         414,000           14,616         40,000              258,400
---------------------------------------------------------------------------------------------------------------------
Paradigm Millenium Fund, L.P.                       24,999                0              0               15,000
---------------------------------------------------------------------------------------------------------------------
Sargon Capital International Fund Ltd.             249,999           73,077        200,000              200,000
---------------------------------------------------------------------------------------------------------------------
SDS Merchant Fund, L.P.                            750,000          116,924        320,000              530,000
---------------------------------------------------------------------------------------------------------------------
Bay Star Capital II, L.P.                          249,999                0              0              150,000
---------------------------------------------------------------------------------------------------------------------
Crestview Capital Fund I LP                         52,500                0              0               31,500
---------------------------------------------------------------------------------------------------------------------
Crestview Capital Offshore Fund, Inc.                7,500                0              0                4,500
---------------------------------------------------------------------------------------------------------------------
Crestview Capital Fund II LP                        90,000                0              0               54,000
---------------------------------------------------------------------------------------------------------------------
Bristol Investment Fund, Ltd.                      249,999                0              0              150,000
---------------------------------------------------------------------------------------------------------------------
Bridges & Pipes LLC                                 50,001                0              0               30,000
---------------------------------------------------------------------------------------------------------------------
Michael S. Liss                                     20,001                0              0               12,000
---------------------------------------------------------------------------------------------------------------------
Robert W. Duggan                                   125,001                0              0               75,000
---------------------------------------------------------------------------------------------------------------------
Paul Scharfer                                       99,999                0              0               60,000
---------------------------------------------------------------------------------------------------------------------

     (a)  Convertible at $2.00 per share of common stock.

     (b) Issued to Purchasers of Series B Preferred Stock as prepaid dividends and/or upon exercise of warrants granted them in February 2003 and exercised at $0.10 per share of Common Stock.

     (c) The Series C Warrants were granted to purchasers of our Series C Preferred Stock in May and July 2003, and the Series B-1 and B-2 Warrants were granted to the purchasers of our Series B Preferred Stock in February, 2003. The Series C Warrants are exercisable at $3.60 per share of common stock, these Series B-1 Warrants at $4.00 per share and these Series B-2 Warrants at $5.00 per share.


(2) 200,000 shares issuable on the conversion of the 50 shares of Series B Preferred Stock owned by this Selling Stockholder at an Alternative Conversion Price of $2.50 per share of common stock. (See "Description of Securities - Series B Convertible Preferred Stock - Series B Conversion Price" for the definition of the "Alternative Conversion Price")

     25,000 shares issuable upon this Selling Stockholder's exercise of its Series B-1 Warrants at $15.00 per share and 25,000 shares issuable upon this Selling Stockholder's exercise of its Series B-2 Warrants at $20.00 per share. 73,077 shares were issued as a prepaid dividend and upon exercise of warrants, at $0.10 per share for our common stock, granted to purchasers of our Series B Preferred Stock in February, 2003.

(3) 154,749 shares issued and 32,460 shares issuable upon exercise of warrants granted to these designees of the placement agent exercisable at $0.01 per share of common stock, in connection with our sales of Series C Preferred Stock and our sales of Series B Preferred Stock in February, 2003.

(4) Issuable upon exercise of warrants granted for consulting services rendered to us.

                              PLAN OF DISTRIBUTION

          Shares of our common stock to be sold in this offering are listed on the Over the Counter Bulletin Board.

          Sales by Ortec

          We have entered into an agreement with Burnham Hill Partners, a division of Pali Capital, Inc., (or BHP) pursuant to which BHP has agreed to use its best efforts to offer for sale the 6,000,000 shares of our common stock and warrants to purchase an additional 3,000,000 shares of our common stock, offered for sale by us. Those 6,000,000 shares and the warrants will be offered in units of two detachable shares and a detachable warrant to purchase one share, at a
price of $    [between $4.00 and $8.00] per unit. BHP will confirm each
purchaser's subscription to purchase units. The purchasers will be instructed to forward their funds for the payment for the units as directed by BHP against delivery of the shares of common stock and the warrants purchased. We will retain all proceeds from the sale of the units even if all of the 6,000,000 shares of common stock and the 3,000,000 warrants we are offering for sale are not sold. No payments for the units will be refunded to purchasers. BHP has made no commitment to purchase or take down all or any part of units offered for sale by us.

          We have agreed to pay BHP a placement fee of $0.___ [7.5% of the sales price] for each unit sold and grant to BHP 5 year warrants exercisable at $________ [the same exercise price as the Class E Warrants included in the offered units] per share to purchase shares of our common stock equal to 10% of the number of the 6,000,000 shares we are offering which are actually sold. BHP may pay other broker dealers a portion of its placement fees for sales of the units made by them. BHP has advised us that it will not confirm sales to any accounts over which BHP exercises discretionary authority. We have also agreed to reimburse BHP for any out of pocket expenses it incurs in the offering of our units but not in excess of $2,500 in aggregate. Our agreement with BHP provides that BHP is our exclusive agent for the sale of the units for a period of 90 days after the date of this prospectus, subject to extensions by mutual agreement between us and BHP for additional 30 day periods. Our agreement also requires us to indemnify BHP and its affiliates, including persons controlling BHP, against any claims arising from their actions in acting as placement agent for the sale of the 6,000,000 shares and the 3,000,000 warrants, including liabilities arising under the Securities Act of 1933.

          The warrants included in the units we are offering for sale will expire 5 years after the date of this prospectus and will be exercisable at a
price of $     [between $2 and $4] per share of our common stock. The warrants will be designated as our Class "E" Warrants. For other terms governing our Class E Warrants see "Description of Securities - Class E Warrants". We have agreed to pay BHP 4% of the gross proceeds we receive from the exercise of any or all of the Class E Warrants during the first 3 years after the date of this prospectus, except that such percentage will be reduced to 2% of gross proceeds we receive from the exercise of any or all the Class E Warrants within such 3 year period but after we have elected, on conditions described in "Description of Securities - Class E Warrants", to redeem the Class E Warrants.

          In connection with the loans described in the first risk factor in this prospectus, we have paid a commission to BHP as placement agent for arranging those loans aggregating $3,790,000 for us. That commission consisted of our issuance of 189,500 shares of our common stock, in lieu of cash, to BHP and its designees.

          We also have agreed that for the period ending December 13, 2004, BHP will be our exclusive placement agent for financing activities such as private placements of our securities and exercises of our Series B-1, B-2 and C warrants. The agreement may be terminated by us if BHP does not secure a financing we request within 90 days. The agreement does not cover any future public offering of our securities that we may make.

         We do not have any Class E Warrants outstanding and we do not expect that a trading market will develop for our Class E Warrants. Since the two shares of common stock and the one warrant included in a unit are immediately detachable we will not deliver any separate certificates for the units.

          Sales by the Selling Stockholders

          We have registered and include in this prospectus an aggregate of 6,181,518 shares of our common stock for sale by the Selling Stockholders. We will not receive any of the proceeds from the sale by the Selling Stockholders of any of their shares of common stock. However, we will receive proceeds from the sale of our common stock to be issued to the Selling Stockholders which we have registered and included in this prospectus upon exercise of any of their warrants. We will bear all fees and expenses incident to our obligation to register the shares of our common stock in behalf of the Selling Stockholders.

          The Selling Stockholders may sell all or a portion of their common stock offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters broker-dealers or agents, the Selling Stockholder will be responsible for underwriting discounts or commissions of such underwriters, broker dealers or agents. The common stock may be sold by the Selling Stockholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve cross or block transactions, (1) on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,
(4) through the writing of options, whether such options are listed on an options exchange or otherwise, or (5) through the settlement of short sales.


          In connection with their sales of these shares of our common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved. If any of the Selling Stockholders enter into an agreement with an underwriter to do a firm commitment offering of the shares of our common stock offered by such Selling Stockholder through this prospectus, if we are aware of such underwriting agreement we will file a post-effective amendment to the registration statement of which this prospectus is a part setting forth the material terms of such underwriting agreement. The Selling Stockholder may not sell any of the shares in such firm underwriting until such post-effective amendment becomes effective.

          All of the selling stockholders and any broker-dealers participating in the distribution of the shares of our common stock offered through this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits realized by the selling stockholders in their sale of such shares, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act.

          The 187,389 shares of our common stock included in this prospectus for sale by Jason Adelman, Matthew Balk, Robert Nathan, Eric Singer, Robert Hussey and Stephen Barrett, six of the Selling Stockholders, consist of 154,749 shares they received upon exercise of warrants at an exercise price of $0.01 per share, and 32,460 shares they can acquire upon exercise of other warrants they own, all exercisable at the same $0.01 per share exercise price. All of such warrants were granted to a placement agent as part of such placement agent's compensation for arranging our $2,000,000 Series B preferred stock financing in February 2003, and our $5,690,000 Series C preferred stock financing in May and July 2003. These warrants were issued to such six Selling Stockholders pursuant to the direction of such placement agent. Each of such six Selling Stockholders is an affiliate of a broker dealer.

          None of the other Selling Stockholders are broker dealers or affiliates of broker dealers.


          Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

          We do not know whether any Selling Stockholder will sell any or all of the shares of common stock registered by the registration statement of which this prospectus forms a part.


          We will pay all expenses of the registration of the shares of common stock under the registration rights or other agreements we entered into with the Selling Stockholders, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, except that the Selling Stockholders will pay any underwriting discounts and selling commissions for the sale of their shares. We expect that our expenses for this offering, consisting primarily of legal, accounting and edgarization expenses, will be approximately $110,000.

          We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with registration rights and other agreements entered into by us with the Selling Stockholders, or the Selling Stockholders will be entitled to contribution. We will be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the Selling Stockholders for use in this prospectus, in accordance with such registration rights and other agreements, or we will be entitled to contribution.


          Once sold under the registration statement, of which this prospectus forms a part, by us or any of the Selling Stockholders, the shares of common stock and the Class E Warrants will be freely tradable in the hands of persons other than our affiliates.

                            DESCRIPTION OF SECURITIES

General

          We are authorized to issue 200,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of September 17, 2003, 5,231,733 shares of our common stock were outstanding and owned of record by approximately 140 persons, 50 shares of our Series B Convertible Preferred stock were outstanding and owned of record by 15 person, 948.333 shares of our Series C Convertible

Preferred stock were outstanding and owned of record by 15 persons, and 482.8852 shares of our Series D Convertible Preferred Stock were outstanding and owned of record by 5 persons. We estimate that there are more than 1,000 beneficial owners of our common stock. The shares of common stock outstanding include 242,931 shares to be issued by us upon surrender to us of certificates for
60.7309 shares of our Series B Preferred Stock which the holders have agreed to convert.

Common Stock

          Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. The preference designations for our Series B and Series C Convertible Preferred Stock limit us in payment of dividends on our common stock. Holders of our common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of our common stock are, and all shares of our common stock offered hereby, upon issuance and sale, will be, fully paid and nonassessable.


Class E Warrants

          There are no Class E Warrants outstanding. The following are the material terms of our Class E Warrants.

          Exercise price:  $          per share of common stock.

          Expiration date:  5 years after the date of this prospectus.

          The Class E Warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock. If we issue or sell any additional shares of our common stock, or common stock equivalents (that is, securities which give the holders the right to acquire our common stock), at a price which in effect is lower than the exercise price of the Class E Warrants, or for no consideration, then the exercise price of the Class E Warrants will be adjusted to a price determined by multiplying the exercise price by a fraction:

          (i) the numerator of which shall be equal to the sum of (A) the number of shares of common stock outstanding immediately prior to the issuance of the additional shares of common stock plus
                  (B) the number of shares of common stock which the aggregate consideration paid for the additional shares would purchase at a price equal to the exercise price, and

          (ii) the denominator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of the additional shares.

          Similar adjustments of the exercise price would be made if we issue or grant common stock equivalents at a purchase price (including the exercise or conversion price of the common stock equivalent) which makes the effective purchase of our common stock less than the exercise price of the Class E Warrants. However, such price protection provisions of the Class E Warrants may be waived by written consent of the holders of Class E Warrants entitled to purchase a majority of the shares of our common stock issuable if all Class E Warrants were exercised.

          Subject to certain other conditions, if after [one year from date of prospectus], 2005 our common stock has been trading at or greater than $ [4-$8; double the exercise price] per share for ten consecutive trading days, we may purchase up to 100% of the Class E Warrants at a price of $0.10 multiplied by the number of shares issuable upon the exercise of the Class E Warrants, but the holder of the Class E Warrant may, within 20 days after we notify such holder of our election to purchase his warrant, exercise his warrant.


Preferred Stock

          Our certificate of incorporation currently provides that we are authorized to issue up to 1,000,000 shares of "blank check" preferred stock. Without any further approval by our stockholders, our Board of Directors may designate and authorize the issuance, upon the terms and conditions the directors may determine, of one or more classes or series of preferred stock with prescribed preferential dividend and liquidation rights, voting, conversion, redemption and other rights. The issuance of preferred stock, while providing flexibility for securing needed financing and for possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of Ortec, discourage bids for the common stock at a premium or otherwise adversely affect the market price of our common stock.

Series A Convertible Preferred Stock

          Prior to the issuance of our Series B Preferred Stock, there were
187.012 shares of our Series A Convertible Preferred Stock issued and outstanding. In connection with the issuance of our Series B Preferred Stock, the one holder of our Series A Convertible Preferred Stock exchanged its Series A Preferred shares for shares of Series B Preferred Stock, shares of our common stock and warrants to purchase our common stock. There are no shares of Series A Convertible Preferred Stock currently outstanding and we intend to file a certificate of cancellation with the Secretary of State of the State of Delaware with respect to the certificate of designation of preferences for our Series A shares.

Series B Convertible Preferred Stock

          Designation and Rank

          On November 13, 2002, in connection with our board of director's authority to issue "blank check" preferred stock, we filed an amendment to our certificate of incorporation in which amendment we designated the relative rights and preferences of our Series B Preferred Stock pursuant to which our board of directors authorized the issuance of 1,200 shares of Series B Preferred Stock, par value $0.001 per share. The Series B Preferred Stock ranks senior to our common stock and to all other classes and series of our equity securities that by their terms do not rank senior to the Series B Preferred Stock. The Series B Preferred Stock is subordinate to, and ranks junior to, all of our indebtedness. The Series B Preferred Stock has a stated value of $10,000 per share. As of the date of this prospectus there are 50 shares of Series B Preferred Stock outstanding.

          Dividends


          Each holder of Series B Preferred Stock is entitled to receive dividends at the rate of 12% per annum of the Series B Preferred Stock's stated liquidation preference amount of $10,000 per share (the "Series B Liquidation Preference Amount"), payable by us semi-annually and at our option in either cash or shares of our common stock that have been registered for resale by the Series B Preferred Stockholder pursuant to an effective registration statement. The formula for determining the number of shares of our common stock to be paid as a dividend on each Series B Preferred share is the number equal to the quotient of (i) the dividend payment divided by (ii) the Series B Conversion Price (defined below). Upon our issuance of the Series B Preferred Stock, we prepaid our first year dividend, by issuing approximately 373,525 shares of our common stock to the holders of record of the Series B Preferred Stock.


          Dividends on the Series B Preferred Stock are cumulative, accrue and are payable semi-annually or upon conversion of the Series B Preferred Stock, at our option, in either cash or shares of our common stock. Dividends paid on the Series B Preferred Stock are paid prior and in preference to any declaration or distribution on any outstanding share of common stock or any other equity securities of ours which rank junior to the Series B Preferred Stock.

          As long as any shares of Series B Preferred Stock are outstanding, we will not declare, pay or set apart for payment any dividend or make any distribution on any junior stock (other than dividends or distributions payable in additional shares of junior stock), unless at the time of such dividend or distribution the we will have paid all accrued and unpaid dividends on the outstanding shares of Series B Preferred Stock.

          In the event of our dissolution, liquidation or winding up, all accrued and unpaid dividends on the Series B Preferred Stock shall be payable on the day immediately preceding the date of payment of the liquidation preference amount to the holders of Series B Preferred Stock. In the event of (i) a mandatory redemption of the Series B Preferred Stock, (ii) a redemption upon the occurrence of a Major Transaction (as defined below) or (iii) a redemption upon the occurrence of a Series B Triggering Event (as defined below), all accrued and unpaid dividends on the Series B Preferred Stock shall be payable on the day immediately preceding the date of such redemption. In the event of a voluntary conversion of the Series B Preferred Stock, all accrued and unpaid dividends on the Series B Preferred Stock being converted shall be payable on the day immediately preceding the voluntary conversion.

          "Major Transaction" means:


               o the consolidation, merger or other business combination of Ortec with or into another person (other than (A) pursuant to a merger effected solely for the purpose of changing the jurisdiction of our incorporation or (B) a consolidation, merger or other business combination in which holders of our voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors of such entity or entities);

               o the sale or transfer of more than 20% of the our assets other than inventory in the ordinary course of business; or

               o consummation of a purchase, tender or exchange offer made to the holders of more than 30% of the outstanding shares of our Common Stock.


          "Series B Triggering Event" means:


               o if any shares of Series B Preferred Stock are outstanding, the effectiveness of the Registration Statement lapses for any reason or is unavailable to the holders of the Series B Preferred Stock for sale of the shares of common stock into which the Series B Preferred Stock is convertible, and such lapse or unavailability continues for a period of ten consecutive trading days, and the shares of common stock into which such holder's Series B Preferred Stock can be converted cannot be sold in the public securities market pursuant to Rule 144(k), provided that the cause of such lapse or unavailability is not due to factors solely within the control of such holder of Series B Preferred Stock;

               o the suspension from listing or the failure of the Common Stock to be listed on the OTC Bulletin Board, Nasdaq SmallCap Market, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc., for a period of five consecutive days;

               o our notice to any holder of Series B Preferred Stock of our inability to comply or our intention not to comply with proper requests for conversion of any Series B Preferred Stock;

               o our failure to comply with a conversion notice within ten business days after the receipt by us of the conversion notice and the Series B Preferred Stock certificates; or

               o we breach any representation, warranty, covenant or other term or condition of the Series B Preferred Stock purchase agreement, the Series B Preferred Stock Certificate of Designation or any other agreement, document, certificate or other instrument delivered in connection with the sale of the Series B Preferred Stock, except to the extent that such breach would not have a material adverse effect and except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten days.


          Voting Rights

          Except as described below and otherwise required by Delaware law, the Series B Preferred Stock has no voting rights.

          As long as any shares of the Series B Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series B Preferred Stock outstanding at the time, voting separately as a class:


               o authorize, create, issue or increase the authorized or issued amount of any class or series of stock, including any more shares of previously authorized common stock or preferred stock, ranking senior to the Series B Preferred Stock, with respect to the distribution of assets on liquidation, dissolution or winding up;

               o amend, alter or repeal the provisions of the Series B Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock;

               o repurchase, redeem or pay dividends on, shares of our junior stock;

               o amend our certificate of incorporation or by-laws so as to affect materially and adversely any right, preference, privilege or voting power of the Series B Preferred Stock;

               o    effect any distribution with respect to junior stock; or

               o    reclassify our outstanding securities.


          Liquidation Preference

          In the event of our liquidation, dissolution or winding up, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to receive, out of our assets, a Series B Liquidation Preference Amount equal to $10,000 per share of the Series B Preferred Stock plus any accrued and unpaid dividends before any payment shall be made or any assets distributed to the holders of our common stock or any other junior stock. If our assets are not sufficient to pay in full the Series B Liquidation Preference Amount (plus any accrued and unpaid dividends) to the holders of the Series B Preferred Stock and any series of preferred stock or any other class of stock on a parity, as to rights on liquidation, dissolution or winding up, with


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


the Series B Preferred Stock, then all of our assets will be distributed among the holders of the Series B Preferred Stock and the other classes of stock on a parity with the Series B Preferred Stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. After payment of the full Series B Liquidation Preference Amount (plus any accrued and unpaid dividends), the holders of shares of Series B Preferred Stock will not be entitled to any further participation as such in any distribution of our assets.

          Conversion

          Voluntary Conversion

          Each holder of Series B Preferred Stock may, at such holder's option, subject to the certain limitations described below, elect to convert all or any portion of the shares of Series B Preferred Stock held by such holder into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the Series B Liquidation Preference Amount divided by (ii) the Series B Conversion Price (as defined below).

          Mandatory Conversion

          Upon the occurrence of a Mandatory Series B Redemption Date, each share of Series B Preferred Stock outstanding on the Mandatory Series B Conversion Date shall, automatically convert into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the liquidation preference amount divided by (ii) the applicable conversion price in effect on the Mandatory Series B Conversion Date.

          "Mandatory Series B Conversion Date" means


               o the date which is not earlier than six months after the effective date of the registration statement registering the common stock into which the Series B Preferred Stock is convertible, for sale in the public securities markets, provided, that the closing bid price of our common stock exceeds $20.00 for a period of twenty consecutive trading days;

               o the date that we consummate an underwritten public offering that is not later than November 26, 2003 where we receive gross proceeds of at least $8 million.


          Provided, however, that on the Mandatory Series B Conversion Date, such registration statement must be effective or the shares of our common stock into which the Series B Preferred Stock can be converted may be offered for sale to the public pursuant to Rule 144(k) under the Securities Act of 1933, as amended.

          Series B Conversion Price

          The Series B Preferred Stock is subject to a fixed conversion price and an alternate conversion price. The fixed conversion price is equal to $3.00 per share, subject to certain


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


adjustments described below, and at no time will the fixed conversion price be less than $3.00 per share.

          The holders of the Series B Preferred Stock may elect to apply an alternative conversion price, equal to 90% of the average of the five lowest volume weighted average prices for our common stock during the twenty trading days immediately prior to conversion, subject to certain adjustments described below. At no time will the alternative conversion price be less than $2.50 per share. In no event shall the alternative conversion price exceed the fixed conversion price.

          In the event that we enter into a letter of intent with respect to a merger, acquisition or business combination pursuant to which we will own at least 40% of such combined entity and we enter into a definitive agreement related to such merger, acquisition or business combination within thirty days of executing the letter of intent, the period in which the holders of the Series B Preferred Stock may elect to apply the alternative conversion price shall be deferred until the earlier of


          o ninety days following the closing of such merger, acquisition or business combination; and

          o one hundred twenty days following the execution of such definitive agreement.


          In addition to the adjustments to the conversion price described above, the certificate of designation sets forth customary adjustments to the Series B Conversion Price in the event of stock splits, combinations, dividends, distributions, reclassifications and other corporate events.

          Conversion Restrictions

          At no time may a holder of shares of Series B Preferred Stock convert such shares if the number of shares of our common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of our common stock owned by such holder at such time, the number of shares of our common stock which would result in such holder beneficially owning ("Beneficially Owning" or "Beneficially Owned", as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934 and the rules thereunder) more than 4.99% or 9.99% of all of our common stock outstanding at such time. However, this restriction may be waived by such holder if we are provided with a sixty-one day written notice by such holder that such holder desires to waive this restriction. This restriction will not be applicable during the sixty-one days immediately preceding the Mandatory Conversion Date.

          Redemption

          Redemption by Holders of Series B Preferred Stock

          Upon the occurrence of a Major Transaction or a Series B Triggering Event, each holder of Series B Preferred Stock will have the right, at such holder's option, to require us to redeem all or a portion of such holder's shares of Series B Preferred Stock at a price per share equal to 100% of the Series B Liquidation Preference Amount if paid in cash or 120% of the liquidation


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


preference amount in the case of a Major Transaction and 150 percent in the case of a Triggering Event if paid in shares of our common stock, plus any accrued but unpaid dividends and liquidated damages (the "Major Transaction Series B Redemption Price"). We will have the right to decide whether to pay the Major Transaction Series B Redemption Price in cash or shares of our common stock. If we elect to pay the Major Transaction Series B Redemption Price in shares of our common stock, the price per share will be based upon the conversion price then in effect on the day preceding the date of delivery of written notice by the holder of our Series B Preferred Stock of its election to have us redeem its Series B Preferred Stock, provided that we will only be required to issue shares of our common stock up to a number equal to 200% of the number of shares of our common stock to effect conversion of the Series B Preferred Stock and exercise of the warrants issued in connection with the purchase of the Series B Preferred Stock being converted, that we would have had to issue assuming such Series B Preferred Stock had been converted on the date the shares of Series B Preferred Stock in question was issued. The balance of the unpaid portion of the Major Transaction Series B Redemption Price, if any, will be exchanged for a non-redeemable preferred convertible security of ours accruing interest at a rate of eighteen percent per annum, such interest payable in kind.

          Ortec's Redemption Option

          We may redeem all or a portion of the Series B Preferred Stock outstanding upon five days prior written notice at a price per share equal to 150% of the Series B Liquidation Preference Amount plus any accrued but unpaid dividends and liquidated damages. If a holder of Series B Preferred Stock has, prior to our redemption notice, delivered a conversion notice to us or delivers a conversion notice to us within twenty-four hours of such holder's receipt of our redemption notice, up to 50% of the shares of Series B Preferred Stock designated to be redeemed may be converted by such holder. If during the period between delivery of our redemption notice and the redemption date a holder would become entitled to deliver a notice of redemption at the option of the holder because of a Major Transaction, then the right of such holder shall take precedence over our previously delivered redemption notice.

          There are no restrictions on the repurchase or redemption of the shares of Series B Preferred Stock because of any arrearage in the payment of dividends.

Series C Convertible Preferred Stock

          Designation and Rank

          On May 23, 2003 in connection with our board of director's authority to issue "blank check" preferred stock, we filed an amendment to our certificate of incorporation in which amendment we designated the relative rights and preferences of our Series C Preferred Stock pursuant to which our board of directors authorized the issuance of 2000 shares of Series C Preferred Stock, par value $0.001 per share. The Series C Preferred Stock ranks senior to our common stock and to all other classes and series of our equity securities that by their terms do not rank senior to the Series C Preferred Stock. The Series C Preferred Stock is subordinate to, and ranks junior to, all of our indebtedness. The Series C Preferred Stock has a stated value of

$6,000 per share. As of the date of this prospectus there are 948.333 shares of Series C Preferred Stock outstanding.

          Dividends


          Each holder of Series C Preferred Stock is entitled to receive dividends at the rate of 10% of the Series C Preferred Stock's stated liquidation preference amount of $6,000 per share (the "Series C Liquidation Preference Amount"), payable by us upon conversion or redemption of the Series C Preferred Stock and at our option in either cash or shares of our common stock that have been registered for resale by the Series C Preferred Stockholder pursuant to an effective registration statement. The formula for determining the number of shares of our common stock to be paid as a dividend on each Series C Preferred share is the number equal to the quotient of (i) the dividend payment divided by (ii) the Conversion Price (defined below).


          Dividends paid on the Series C Preferred Stock are paid prior and in preference to any declaration or distribution on any outstanding share of common stock or any other equity securities of ours which rank junior to the Series C Preferred Stock.

          As long as any shares of Series C Preferred Stock are outstanding, we will not declare, pay or set apart for payment any dividend or make any distribution on any junior stock (other than dividends or distributions payable in additional shares of junior stock), unless at the time of such dividend or distribution the we will have paid all accrued and unpaid dividends on the outstanding shares of Series C Preferred Stock.

          In the event of our dissolution, liquidation or winding up, all accrued and unpaid dividends on the Series C Preferred Stock shall be payable on the day immediately preceding the date of payment of the liquidation preference amount to the holders of Series C Preferred Stock. In the event of (i) a mandatory redemption of the Series C Preferred Stock, (ii) a redemption upon the occurrence of a Major Transaction (as defined below)or (iii) a redemption upon the occurrence of a Series C Triggering Event (as defined below), all accrued and unpaid dividends on the Series C Preferred Stock shall be payable on the day immediately preceding the date of such redemption. In the event of a voluntary conversion of the Series C Preferred Stock, all accrued and unpaid dividends on the Series C Preferred Stock being converted shall be payable on the day immediately preceding the voluntary conversion.

          "Major Transaction" means:


               o the consolidation, merger or other business combination of Ortec with or into another person (other than (A) pursuant to a merger effected solely for the purpose of changing the jurisdiction of our incorporation or (B) a consolidation, merger or other business combination in which holders of our voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors of such entity or entities);

               o the sale or transfer of more than 50% of the our assets other than inventory in the ordinary course of business; or

               o acquisition by a third party of more than 50% of the outstanding shares of our Common Stock.


          "Series C Triggering Event" means:


               o if any shares of Series C Preferred Stock are outstanding, the effectiveness of the registration statement of which this prospectus is a part, lapses for any reason or is unavailable to the holders of the Series C Preferred Stock for sale of the shares of common stock into which the Series C Preferred Stock is convertible, and such lapse or unavailability continues for a period of ten consecutive trading days, and the shares of common stock into which such holder's Series C Preferred Stock can be converted cannot be sold in the public securities market pursuant to Rule 144(k), provided that the cause of such lapse or unavailability is not due to factors solely within the control of such holder of Series C Preferred Stock;

               o the suspension from listing or the failure of the Common Stock to be listed on the OTC Bulletin Board, Nasdaq SmallCap Market, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc., for a period of five consecutive days;

               o our notice to any holder of Series C Preferred Stock of our inability to comply or our intention not to comply with proper requests for conversion of any Series C Preferred Stock;

               o our failure to comply with a conversion notice within ten business days after the receipt by us of the conversion notice and the Series C Preferred Stock certificates; or

               o we breach any representation, warranty, covenant or other term or condition of the Series C Preferred Stock purchase agreement, the Series C Preferred Stock Certificate of Designation or any other agreement, document, certificate or other instrument delivered in connection with the sale of the Series C Preferred Stock, except to the extent that such breach would not have a material adverse effect and except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten days.


          Voting Rights

          Except as described below and otherwise required by Delaware law, the Series C Preferred Stock has no voting rights.

          As long as any shares of the Series C Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series C Preferred Stock outstanding at the time, voting separately as a class:

               o change to our certificate of incorporation or the certificate of designation of the relative rights and preferences of the Series C preferred stock, which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series C preferred; or

               o    issue any additional shares of Series C preferred stock.


          Liquidation Preference

          In the event of our liquidation, dissolution or winding up, the holders of shares of the Series C Preferred Stock then outstanding shall be entitled to receive, out of our assets, a liquidation preference amount equal to $6,000 per share of the Series C Preferred Stock plus any accrued and unpaid dividends before any payment shall be made or any assets distributed to the holders of our common stock or any other junior stock. If our assets are not sufficient to pay in full the Series C Liquidation Preference Amount (plus any accrued and unpaid dividends) to the holders of the Series C Preferred Stock and any series of preferred stock or any other class of stock on a parity, as to rights on liquidation, dissolution or winding up, with the Series C Preferred Stock, then all of our assets will be distributed among the holders of the Series C Preferred Stock and the other classes of stock on a parity with the Series C Preferred Stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. After payment of the full Series C Liquidation Preference Amount (plus any accrued and unpaid dividends), the holders of shares of Series C Preferred Stock will not be entitled to any further participation as such in any distribution of our assets.

          Conversion

          Voluntary Conversion

          Each holder of Series C Preferred Stock may, at such holder's option, subject to the certain limitations described below, elect to convert all or any portion of the shares of Series C Preferred Stock held by such holder into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the Series C Liquidation Preference Amount divided by (ii) the Series C Conversion Price (as defined below).

          Mandatory Conversion

          Upon the occurrence of a Mandatory Series C Redemption Date, each share of Series C Preferred Stock outstanding on the Mandatory Series C Conversion Date shall, automatically convert into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the Series C Liquidation Preference Amount divided by (ii) the applicable conversion price in effect on the Mandatory Series C Conversion Date.

          "Mandatory Series C Conversion Date" means the date which is not earlier than six months after the effective date of the registration statement of which this prospectus is a part, provided, that the closing bid price of our common stock exceeds $6.00 for a period of ten consecutive trading days and such registration statement must be effective or the shares of our common stock into which the Series C Preferred Stock can be converted may be offered for sale to the public pursuant to Rule 144(k) under the Securities Act of 1933, as amended.

          Series C Conversion Price

          The Series C Conversion Price is equal to $2.00 per share, subject to certain adjustments described below, and at no time will the Series C Conversion Price exceed $2.00 per share.

          The certificate of designation for the Series C Preferred Stock sets forth customary adjustments to the Series C Conversion price in the event of stock splits, combinations, dividends, distributions, reclassifications and other corporate events. If we issue or sell any additional shares of common stock at a price per share less than $2.00, or without consideration, the Series C Conversion Price will be reduced to a price equal to that price determined by multiplying the Series C Conversion Price by a fraction:

          (i) the numerator of which shall be equal to the sum of (A) the number of shares of common stock outstanding immediately prior to the issuance of the additional shares of common stock plus (B) the number of shares of common stock which the aggregate consideration paid for the additional shares would purchase at a price equal to the Series C Conversion Price, and

          (ii) the denominator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of the additional shares.

          Conversion Restrictions

          At no time may a holder of shares of Series C Preferred Stock convert such shares if the number of shares of our common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of our common stock owned by such holder at such time, the number of shares of our common stock which would result in the holder Beneficially Owning more than 4.99% or 9.99%of all of our common stock outstanding at such time. However, this restriction may be waived by such holder if we are provided with a sixty-one day written notice by such holder that such holder desires to waive this restriction. This restriction will not be applicable during the sixty-one days immediately preceding the Mandatory Series C Conversion Date.

          Redemption

          Redemption by Holders of Series C Preferred Stock

          Upon the occurrence of a Major Transaction or a Series C Triggering Event, each holder of Series C Preferred Stock will have the right, at such holder's option, to require us to redeem all or a portion of such holder's shares of Series C Preferred Stock at a price per share equal to 100% of the liquidation preference amount if paid in cash or 120% of the liquidation preference amount in the case of a Major Transaction and 150% in the case of a Series C Triggering Event if paid in shares of our common stock, plus any accrued but unpaid dividends and liquidated damages (the "Major Transaction Series C Redemption Price"). We will have the right to decide whether to pay the Major Transaction Series C Redemption Price in cash or shares of our common stock. If we elect to pay the Major Transaction Series C Redemption Price in shares of our common stock, the price per share will be based upon the Series C Conversion Price then in effect on the day preceding the date of delivery of written notice by the holder of our Series C Preferred Stock of its election to have us redeem its Series C Preferred Stock.

          Ortec's Redemption Option

          We may redeem all or a portion of the Series C Preferred Stock outstanding upon five days prior written notice at a price per share equal to 150% of the liquidation preference amount plus any accrued but unpaid dividends and liquidated damages. If a holder of Series C Preferred Stock has, prior to our redemption notice, delivered a conversion notice to us or delivers a conversion notice to us within twenty-four hours of such holder's receipt of our redemption notice, up to 50% of the shares of Series C Preferred Stock designated to be redeemed may be converted by such holder. If during the period between delivery of our redemption notice and the redemption date a holder would become entitled to deliver a notice of redemption at the option of the holder because of a Major Transaction, then the right of such holder shall take precedence over our previously delivered redemption notice.

          There are no restrictions on the repurchase or redemption of the shares of Series C Preferred Stock because of any arrearage in the payment of dividends.

Series D Convertible Preferred Stock

          Designation and Rank

          On August 19, 2003, in connection with our board of director's authority to issue "blank check" preferred stock, we filed an amendment to our certificate of incorporation in which amendment we designated the relative rights and preferences of our Series D Preferred Stock pursuant to which our board of directors authorized the issuance of 2,000 shares of Series D Preferred Stock, par value $0.001 per share. The Series D Preferred Stock shall rank prior to the Common Stock for purposes of liquidation preference and to all other classes and series of equity securities of the Company that by their terms do not rank senior to the Series D Preferred Stock, except that the Series D Preferred Stock shall be subordinate to and rank junior to all other classes of preferred stock of the Company outstanding as of the date hereof (the Series B and Series C Preferred Stock) or hereafter created unless any series of preferred stock hereafter created by its terms ranks junior to the Series D Preferred Stock. The Series D Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding. The Series D Preferred Stock has a stated value of $10,000 per share.

          Dividends

          In the event we declare a cash dividend on our common stock we will be required to pay a dividend on each share of our Series D Preferred Stock in an amount equal to the cash dividend paid on one share of our common stock multiplied by the number of shares of our common stock into which such one share of our Series D Preferred Stock can be converted.

          Voting Rights

          Except as described below and otherwise required by Delaware law, the Series D Preferred Stock has no voting rights.

          As long as any shares of the Series D Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series D Preferred Stock outstanding at the time, voting separately as a class:


               o amend, alter or repeal the provisions of the Series D Preferred Stock so as to adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock;

               o effect any distribution with respect to junior stock except that we may effect a distribution on our common stock if we make a like kind distribution on each share of our Series D Preferred Stock outstanding in an amount equal to the distribution on one share of our common stock multiplied by the number of shares of our common stock into which one share of our Series D Preferred Stock can be converted at such time.


          Liquidation Preference

          In the event of our liquidation, dissolution or winding up, the holders of shares of the Series D Preferred Stock then outstanding shall be entitled to receive, out of our assets, a Series D Liquidation Preference Amount equal to $10,000 per share of the Series D Preferred Stock before any payment shall be made or any assets distributed to the holders of our common stock or any other junior stock. However, no Series D Liquidation Preference Amount shall be paid on any Series D Preferred Stock unless we have first finished paying all liquidation preference amounts on all other classes of our outstanding preferred stock which do not by their terms rank junior to the Series D Preferred Stock. If our assets can pay some of, but are not sufficient to pay in full, the Series D Liquidation Preference Amount to the holders of the Series D Preferred Stock, then all of our assets available to pay any portion of the Series D Liquidation Preference Amount will be distributed among the holders of the Series D Preferred Stock ratably on a per share basis. After payment of the full Series D Liquidation Preference Amount, the holders of shares of Series D Preferred Stock will not be entitled to any further participation as such in any distribution of our assets.

          Conversion

          Voluntary Conversion

          Each holder of Series D Preferred Stock may, at such holder's option, subject to certain limitations described below, elect to convert all or any portion of the shares of Series D Preferred Stock held by such holder into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the Series D Liquidation Preference Amount divided by (ii) the Series D Conversion Price (as defined below).

          Conversion Restrictions

          At no time may a holder of shares of Series D Preferred Stock convert shares of the Series D Preferred Stock if the number of shares of common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of our common stock owned by such holder at such time, the number of shares of common stock which would result in such holder Beneficially Owning in excess of 9.99% of all of our common stock outstanding at such time; provided, however, that upon a holder of Series D Preferred Stock providing us with sixty-one days notice that such holder would like to waive this provision with regard to any or all shares of common stock issuable upon conversion of his Series D Preferred Stock, this provision shall be of no force or effect with regard to those shares of Series D Preferred Stock designated in such notice.

          Mandatory Conversion

          Upon our written request a holder of Series D Preferred Stock shall advise us in writing as to the number of shares of our common stock that are Beneficially Owned by such holder. If the shares of our common stock Beneficially Owned by such holder amount to less than 9.99% of the shares of our common stock outstanding at such time, we may, at our option, compel such holder to convert such portion of the Series D Preferred Stock owned by him into so many shares of our common stock so that the total number of shares of our common stock Beneficially Owned by such holder after such conversion shall equal 9.99%, but not more, of the shares of our common stock outstanding after such conversion.

          Series D Conversion Price

          The Series D Preferred Stock is subject to a fixed conversion price equal to $2.50 per share, subject to customary adjustments to the Series D Conversion Price in the event of stock splits, combinations, dividends, distributions, reclassifications and other corporate events.

          Reservation of Shares of Common Stock

          As long as any shares of Series D Preferred Stock are outstanding, we are required to reserve and keep available out of our authorized and unissued common stock, solely for the purpose of effecting the conversion of the Series D Preferred Stock, 100% of such number of shares of common stock that will be sufficient to effect the conversion of all of the Series D Preferred Stock then outstanding.

Warrants

          We issued the following warrants to the purchasers of our Series B Preferred Stock and our Series C Preferred Stock and to the designees of the placement agent who arranged our Series B Preferred Stock financings in 2002 and 2003, and our Series C Preferred Stock financing in 2003.

          Series B-1 Warrants

          Exercisable for the purchase of 692,963 shares of our common stock.

          Exercise price: $4.00 per share except for one warrant which is exercisable for the purchase of 25,000 shares of our common stock at a price of $15 per share.

          Expiration dates:
               November 13, 2009 for warrants to purchase 471,841 shares December 13, 2009 for warrants to purchase 121,122 shares February 26, 2010 for warrants to purchase 100,000 shares

          Series B-2 Warrants

          Exercisable for the purchase of 568,665 shares of our common stock.

          Exercise price: $5.00 per share except for one warrant which is exercisable for the purchase of 25,000 shares of our common stock at a price of $20 per share.

          Expiration dates:
               November 13, 2009 for warrants to purchase 367,543 shares December 13, 2009 for warrants to purchase 101,122 shares February 26, 2010 for warrants to purchase 100,000 shares

          Both the Series B-1 and the Series B-2 Warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock. Both the Series B-1 and the Series B-2 Warrants also have price protection in the event we issue any of our common stock, or securities convertible into, or warrants or options to purchase, our common stock, at a price lower than the exercise price of the Warrant. Subject to certain other conditions, if more than 12 months, (in the case of the B-1 Warrants and 24 months in the case of the B-2 Warrants) after the issue date of the warrant, our common stock is trading for 15 consecutive trading days equal to or greater than $30.00 (in the case of the B-1 Warrants, $40.00 in the case of the B-2 Warrants) per share, we may purchase up to 100% of the Series B-1 and Series B-2 Warrants, as the case may be, at a price of $0.10 multiplied by the number of shares issuable upon exercise of the Warrants. However, the holder of a B-1 Warrant or a B-2 Warrant may exercise such warrant within 20 days after we notify such holder of our election to purchase its warrant.

          Series C Warrants

          Exercisable for the purchase of 1,707,000 shares of our common stock.

          Exercise price: $3.60 per share

          Expiration dates:
               May 22, 2008 for warrants to purchase 1,602,000 shares July 28, 2008 for warrants to purchase 105,000 shares

          The Series C Warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock. If we issue or sell any additional shares of our common stock, or common stock equivalents (that is, securities which give the holders the right to acquire our common stock), at a price which in effect is lower than the exercise price of the Series C Warrants, or for no consideration, then the exercise price of the Series C Warrants will be adjusted to a price determined by multiplying the exercise price by a fraction:

          (i) the numerator of which shall be equal to the sum of (A) the number of shares of common stock outstanding immediately prior to the issuance of the additional shares of common stock plus (B) the number of shares of common stock which the aggregate consideration paid for the additional shares would purchase at a price equal to the exercise price, and

          (ii) the denominator of which shall be equal to the number of shares of common stock outstanding immediately after the issuance of the additional shares.

          Similar adjustments of the exercise price would be made if we issue or grant common stock equivalents at a price (including the exercise or conversion price of the common stock equivalent) which makes the effective purchase of our common stock less than the exercise price of the Series C Warrants.

          Subject to certain other conditions, if after May 23, 2005 (July 29, 2005 as to two Series C Warrants to purchase an aggregate of 105,000 shares of our common stock) our common stock has been trading at or greater than $10.80 per share for ten consecutive trading days, we may purchase up to 100% of the Series C Warrants at a price of $0.10 multiplied by the number of shares issuable upon the exercise of the warrants, but the holder of the Series C Warrant may, within 20 days after we notify such holder of our election to purchase his warrant, exercise his warrant.

           Other Warrants and Options

           We also have other warrants outstanding which entitle the holders to purchase an aggregate of 158,581 shares of our common stock, of which warrants to purchase 150,000 shares are exercisable at $2.00 per share and warrants to purchase the other 8,581 shares are exercisable at prices ranging between $65.00 and $150.00. We have granted options under our employee stock option plan, and options outside the plan to our employees, directors, consultants and vendors, to purchase an aggregate of 1,622,599 shares of our common stock at exercise prices ranging from $1.80 to $10.00 per share for 1,505,468 shares, and at exercise prices in excess of $10.00 per share for 117,131 shares.

          The transfer agent for our common stock is Jersey Transfer and Trust Co., Verona, New Jersey.

                                  LEGAL MATTERS

          The legality of the common stock offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York.

                                     EXPERTS

          Our consolidated financial statements as of December 31, 2000, 2001 and 2002 and for the period from March 12, 1991 (inception) to December 31, 2002, incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, Independent Certified Public Accountants, as stated in their report incorporated by reference herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

              INFORMATION WITH RESPECT TO ORTEC INTERNATIONAL, INC.

          This prospectus is being delivered with a copy of our Form 10-K most recently filed and all our Form 10-Qs filed thereafter and our Form 8-K filed June 20, 2003.

                       WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with the SEC. The Internet address is http://www.sec.gov.

          This prospectus is only a part of a registration statement we filed with the SEC under the Securities Act of 1933 and, therefore, it does not include all the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus and the accompanying supplement. Among such exhibits are a number of our material corporate documents, and you should refer to the applicable exhibit for the complete text of any such document described in this prospectus. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

          Our Internet address is www.ortecinternational.com. The information contained on our website and on any websites linked by our website, however, is not part of this prospectus and you should not rely on such information in deciding whether to invest in our securities.

               Our common stock is listed on the Over the Counter Bulletin Board "ORTN."

                      INFORMATION INCORPORATED BY REFERENCE


          The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

     o Our Annual Report on Form 10-K, for our fiscal year ended December 31, 2002, as amended;


     o Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;


     o Our Form 8-K filed with the SEC on June 20, 2003 announcing a reverse 1-for-10 stock split of our common stock; and

     o The "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A, filed December 5, 1995 including any amendment or report filed for the purpose of updating such description.


          Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded. In addition, any prospectus supplement filed in relation to this prospectus shall be deemed to supercede for all purposes any earlier prospectus supplement filed in relation to this prospectus.

          We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. Requests for these documents should be directed to by mail to Mr. Ron Lipstein, Secretary, Ortec International, Inc., 3960 Broadway, New York, NY 10032, or by telephone at (212) 740-6999.


          You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor any Selling Stockholder have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of its date.

         SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

          Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to us or our shareholders for monetary damages for breach of fiduciary duty as a director, provided that our certificate of incorporation does not eliminate the liability of a director for
(i) any breach of the director's duty of loyalty to us or our shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our shareholders through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our shareholders ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

          In addition, our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons who we may indemnify pursuant to Section 145 of the DGCL. Section 145 of the DGCL permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          We maintain a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, and to persons controlling Ortec pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          It is expected that the following expenses will be incurred in connection with the issuance and distribution of the Common Stock being registered. All such expenses are being paid by the Issuer:


SEC Registration fee................................................... $  2,129
*Printing and Edgarization.............................................   30,000
*Accountants' fees and expenses........................................   10,000
*Attorneys' fees and expenses..........................................   65,000
*Miscellaneous.........................................................    2,871
                                                                        --------
*Total................................................................. $110,000


----------
*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Certificate of Incorporation provides that the personal liability of the directors of the Registrant shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (DGCL). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the Certificate of Incorporation does not eliminate the liability of a director for (1) any breach of the director's duty of loyalty to the Registrant or its stockholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (4) any transaction from which such director derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Registrant and its stockholders to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1) through (4) above. The limitations summarized above, however, do not affect the ability of the Registrant or its stockholders to seek nonmonetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.


         In addition, the Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL. In general, Section 145 of the DGCL permits the Registrant to indemnify a director, officer, employee or agent of the Registrant or, when so serving at the Registrant's request, another company who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         The Registrant maintains a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by any director or officer in connection with the performance of his or her duties and certain liabilities that may be incurred by the Registrant, including the indemnification payable to any director or officer. The entire premium for such insurance is paid by the Registrant.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.  EXHIBITS


Exhibit Number   Description
--------------   -----------

      1.         Placement Agent Agreement(1)

      4.1        Form of certificate evidencing shares of common stock(2)

      4.2        Form of Class E Warrants(1)

      5.1        Opinion of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass
                 LLP, counsel for the Registrant(1)

     10.1        Agreement between Registrant and Cambrex Bio Science
                 Walkersville, Inc. dated as of October 29, 2003 redacted(3)

     10.2        Second Amendment to Lease with the Trustees of Columbia University(4)

     23.1        Consent of Grant Thornton LLP, Independent Certified Public
                 Accountants(1)

     23.2        Consent of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP
                 (included in Exhibit 5.1)(1)

     24.1        Power of Attorney(4)

----------


(1)  Filed herewith.


(2) Filed as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 33-96090) or amendment 1 thereto, and incorporated herein by reference.

(3) Certain portions marked by asterisks have been omitted subject to a confidential treatment request and filed separately with the Securities and Exchange Commission.



(4)  Previously filed.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.

                                   SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 12, 2004.


                                             ORTEC INTERNATIONAL, INC.


                                             By: /s/ Steven Katz, Ph.D.
                                                 -------------------------------
                                                 Steven Katz
                                                 Chairman, Board of Directors

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                                       Title                           Date
---------                                       -----                           ----
/s/ Steven Katz, Ph.D.               Chairman, Board of Directors         February 12, 2004
----------------------------------   (Principal Executive Officer)
Steven Katz, Ph.D.


/s/ Ron Lipstein                     Vice Chairman, Board of Directors,   February 12, 2004
----------------------------------   Chief Executive Officer, Chief
Ron Lipstein                         Financial Officer, Secretary,
                                     Treasurer and Director,
                                     (Principal Financial and
                                     Accounting Officer)


/s/ Ron Lipstein                     Director                             February 12, 2004
----------------------------------
Dr. Mark Eisenberg by Ron
   Lipstein, his attorney in fact
   pursuant to Power of Attorney
   dated September 19, 2003


/s/ Ron Lipstein                     Director                             February 12, 2004
----------------------------------
Steven Lilien, Ph.D. by Ron
   Lipstein, his attorney in fact
   pursuant to Power of Attorney
   dated September 19, 2003


/s/ Ron Lipstein                     Director                             February 12, 2004
----------------------------------
Allen I. Schiff, Ph.D. by Ron
   Lipstein,

   his attorney in fact pursuant
   to Power of Attorney dated
   September 19, 2003

/s/ Ron Lipstein                     Director                             February 12, 2004
----------------------------------
Gregory Brown by Ron Lipstein,
   his attorney in fact pursuant
   to Power of Attorney dated
   September 19, 2003